GILMORE & BELL
A PROFESSIONAL CORPORATION
816-221-1000	ATTORNEYS AT LAW	ST. LOUIS, MISSOURI
FAX: 816-221-1018	2405 GRAND BOULEVARD, SUITE 1100	WICHITA, KANSAS
WWW.GILMOREBELL.COM	KANSAS CITY, MISSOURI 64108-2521	LINCOLN, NEBRASKA

August 21, 2007

VIA EDGAR

Ms. Kathryn Jacobson

Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission, Mail Stop 3720

100 F Street, N.E.

Washington, DC 20549

Dear Ms. Jacobson:

On May 11, 2007, QC Holdings, Inc. received the SEC’s comment letter (dated May 3, 2007) with respect to staff review of the company’s Annual Report on Form 10-K for the year ended December 31, 2006. On May 24, 2007, the company provided the SEC with a response letter to the staff’s comments. On July 3, 2007 the company received a comment letter (dated June 27, 2007) with supplemental comments. On July 20, the company provided the SEC with a response letter to the staff’s comments. On August 7, 2007 the company received a comment letter with additional supplemental comments.

Per my telephone conversation with you on August 21, 2007, we have agreed that the company will file its response to staff comment letter (dated August 7, 2007) by September 4, 2007. If you have any questions or need additional information please contact me at (816) 218-7534 or Doug Nickerson, Chief Financial Officer, at (913) 234-5154.

Sincerely,

/s/ Catherine E.K. Wood

Cc:	Larry Spirgel, Assistant Director
Kyle Moffatt, Accountant Branch Chief